December 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Nudrat Salik
Ms. Vanessa Robertson
Ms. Jessica Ansart
Ms. Christine Westbrook

Re:	Allarity Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-259484

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Allarity Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 1:00 p.m., Eastern Time, on December 20, 2021, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Lewis Brisbois Bisgaard & Smith LLP by calling Scott E. Bartel at (213) 358-6174. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Lewis Brisbois Bisgaard & Smith LLP, Attention: Scott E. Bartel, by email to scott.bartel@lewisbrisbois.com.

If you have any questions regarding this request, please contact Scott E. Bartel of Lewis Brisbois Bisgaard & Smith LLP at (213) 358-6174 .

Very Truly Yours,

By:	/s/ Steve Carchedi
Name:	Steve Carchedi
Title:	Chief Executive Officer

Cc:	Scott E. Bartel, Lewis Brisbois Bisgaard & Smith LLP
Daniel B. Eng, Lewis Brisbois Bisgaard & Smith LLP